Filed by Sprint Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Sprint Corporation

Commission File No.: 001-04721

The following are excerpts from the slides and transcript from a Town Hall presentation, as made available to employees on August 6, 2018:

Presentation:

Michel Combes (Chief Executive Officer, Sprint Corp.):

We have been a bit busy working on our 100 days plan for Sprint. And as you know Marcelo has been extremely busy focused on working to secure our merger with T-Mobile. I know many of you are wondering whether, where things stands. So I thought it was probably important just to review what has been achieved in the past few weeks. Just a few months ago we announced our intention to combine the companies and June 18 is when Sprint and T-Mobile filed the public interest statement, which is our official application for the fellow government. On June 27 Marcelo and John testified in Washington before the Senate, the (Indiscernible) about the merger and in order to explain how this merge will accelerate 5G and strengthens America global competitiveness, lower prices for customers and businesses, and create jobs. On July 18, so just two weeks ago, the FCC public comment period started and we expect it to last more or less 180 days, meaning up to the beginning of January. Anyone is free to comment on why they are for or against this merge. This includes of course individuals from across the country, advocacy organizations as you can imagine, other companies, and members of the Congress. So now you are probably wondering what to expect in the months ahead, meaning in the next coming months. We interact and some of us more than the others, we interact with the government nearly every day to provide informations. They are quite time consuming I can guarantee you in order to have them for their review. And Marcelo continued to meet with regulators on the various (indiscernible), sorry. Even some of my colleagues, I don’t know whether Dow is in the room, but Dow was in Washington yesterday. So we all go there and we all provide some form of informations in order to explain all what’s going on and all (indiscernible) of the merge. If all goes as planned, which we expect. George, we expect? And the deal is approved we expect to close somewhere, which we have always said, in the course of the first half of the ‘19. So in any case not before January because we have at least six months with FCC, but we all know that FCC can always slow down a little bit of process so let’s have in mind that we are still on timing on schedule to expect to close by the end of the first half of ‘19. To help ensuring everything goes smoothly we also (indiscernible) the regulatory process with Kevin we have launched our Integration Management Office at the end of May. So Kevin is leading a group of a few people from Sprint with colleagues from T-Mobile and their task is if the deal is approved to prepare what will have to be done day zero, meaning just the day after the approval. Seamless transaction on this day for all employees, but also for all our customers to the new T-Mobile, meaning the new company which will emerge from this merge. Then shortly after we’ll have also to make good on the promises that we have committed in our PIS, meaning that the combined company will create thousands of jobs, that the combined company will increase competition, and that the new combined company will have the best 5G network. So all of that has to be prepared in order that we don’t lose any day when and if this merge is approved. In the meantime, of course, and that’s always the same that I repeat day after day, we should not let anything distract ourself from reaching our goals, meaning that we must focus on executing full year ‘18 in order to enter in this merge if it occurs in the best position possible.

Question & Answer:

Audience Member 3:

Ok so with all the talk of Unlimited Plans, I live in a rural community and our internet is not good, however we got in on a window on the Sprint Unlimited Broadband plan and it’s worked fantastically in our home. Is there a plan to have Unlimited Broadband?

Michel Combes:

So you already use it yourself if I understand well, so for Unlimited Broadband, you mean for wireless customers, in order to substitute for wireline?

Audience Member 3:

To substitute the internet service.

Michel Combes:

To substitute your wireline provider or whatever. So we are assessing different types of ways to do that. I mean it’s too early to say what might be our positioning there because we believe that we have so much to do yet, just on our mobile offerings, that we are fully dedicated to our mobile offerings. But I know that Doctor John Saw is already assessing the technologies of the future and that he’s looking at that. John do you want to say one word about what you are testing right now?

John Saw (Chief Technology Officer, Sprint Corp.):

Yes.

Michel Combes:

Yes he would.

John Saw:

So we can do fixed wireless broadband to replace your residential service today, in fact those of you who used to work for Clearwire, we used to do that for a living. It wasn’t a very good living.

Michel Combes:

It would be great if it was becoming better!

John Saw:

Because the economics for mobile is so much better, I mean if you have an opportunity to look at, you know do you want to use your spectrum for mobile versus for fixed wireless, for today, for Sprint the economics for mobile is so much better. And that’s why we have never pushed fixed wireless. But things could change if the merger is ever approved, you know with a new company with new spectrum, then we can look at offering mobile in rural areas. In fact that is one of the key points that we made in the public interest statement, that we can actually offer cover a big percentage of rural neighborhoods. So that is something to look forward to. There are a lot of technologies today that we are looking at, including using unlicensed band in the gigahertz frequencies to offer all that, but the economics have to be right for the company.

Michel Combes:

But we are already testing those technologies right now. So you have to wait a little bit, but coming.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4, which contains a preliminary joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a preliminary prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders may obtain these documents free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 26, 2018, for its 2018 Annual Meeting of Stockholders, and in Sprint’s subsequent Current Report on Form 8-K filed with the SEC on July 2, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials filed with the SEC regarding the transaction when they become available. Investors should read the joint consent solicitation statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A – Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.